Exhibit 99.4

Boyd Group Services Inc. Reports Third Quarter 2026 Results

Strong Growth and Margin Expansion; Project 360 and Synergy Realization On Track

Third Quarter 2026 Highlights

•	Sales increased 28.2% to $1,012.7 million

•	Adjusted EBITDA[1] increased 34.3% to $132.1 million and Adjusted EBITDA margins[1] expanded to 13.0%

•	New locations contributed $206.0 million to revenue, complemented by 2.2% same-store sales[1] growth

•	Realized $50 million in Project 360 cost savings and acquisition synergies year-to-date in 2026

•	Announced a normal course issue bid and declared third quarter dividend

Winnipeg, Manitoba – November 11, 2026 – Boyd Group Services Inc. (TSX: BYD; NYSE: BGSI) (“Boyd Group” or “the Company”) today announced financial results for the quarter ended September 30, 2026.

“Our third quarter results reflect continued progress on our strategic priorities and ongoing outperformance of broader industry trends. Revenue increased 28%, supported by the addition of Joe Hudson’s, market share gains and positive same-store sales growth. We delivered year-over-year expansion in gross and Adjusted EBITDA margins, benefiting from Project 360 initiatives and acquisition synergies, and remain on track to achieve our accelerated $65 million savings target for 2026.

We also launched a normal course issuer bid, reinforcing our commitment to a disciplined and balanced approach to capital allocation, with a focus on supporting our existing operations, strengthening our market position and creating long-term shareholder value.” - Brian Kaner, President & CEO of the Boyd Group

Financial And Operational Highlights	Three months ended September 30,			Nine months ended September 30,
(thousands of U.S. dollars, except per share amounts)	2026	2025	Y/Y Change	2026	2025	Y/Y Change
Financial Highlights
Sales	1,012,719	790,210	28%	3,023,047	2,348,940	29%
Gross margin	46.7%	46.3%	40 bps	46.9%	46.4%	50 bps
Adjusted EBITDA (1)	132,117	98,366	34%	390,434	272,697	43%
Adjusted EBITDA margin (1)	13.0%	12.4%	60 bps	12.9%	11.6%	130 bps
Net earnings (loss)	81	10,845	(99)%	(6,554)	13,630	(148)%
Diluted earnings (loss) per share	0.00	0.50	(100)%	(0.24)	0.63	(138)%
Adjusted net earnings (1)(2)	18,989	17,846	6%	57,451	39,687	45%
Adjusted net earnings per share (1)(2)	0.68	0.83	(18)%	2.06	1.85	11%

Operational Highlights
Same-store sales growth (1)	2.2%	2.4%		2.2%	(0.9)%
New locations added	10	24		289	41
From multi-location acquisitions	—	8		258	8
From single shop acquisitions	10	9		17	16
From start-up locations	—	7		14	17
Collision location count at period end	1,329	1,014	31%	1,329	1,014	31%

(2)	Comparative figures have been restated to conform with current period presentation

[1]

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release.

Q3 2026 Results

(Third quarter 2026 compared to third quarter of 2025)

Sales increased 28.2% to $1,012.7 million, reflecting $206.0 million in contribution from 342 new locations that were not in operation for the full comparative quarter, along with 2.2% same-store sales1. The number of selling and production days were unchanged from the third quarter of 2025.

Gross profit increased by 29.4% to $473.4 million, with gross margins expanding to 46.7% from 46.3%. Margin improvement was driven by higher paint margins supported by synergies from Joe Hudson’s acquisition and Project 360, as well as improved sublet, scanning, and calibration margins. These gains were partially offset by lower labour and part margins.

Adjusted EBITDA1 increased 34.3% to $132.1 million while Adjusted EBITDA margins1 improved to 13.0% from 12.4%. Margin expansion was driven by cost savings from Project 360 and synergy realization from Joe Hudson’s acquisition.

Net earnings was $0.1 million, compared to $10.8 million due to $5.2 million in acquisition and transformational costs and higher amortization of intangibles.

Adjusted net earnings1 were $19.0 million compared to $17.8 million due to higher Adjusted EBITDA partially offset by higher depreciation and finance costs. Adjusted earnings per share were $0.68 compared to $0.831 in the third quarter. For the nine-months ended September 30 2026, Adjusted earnings per share increased to $2.06 from $1.85 in the prior-year period.

As of September 30, 2026, Boyd realized $50 million in year-to-date savings from Project 360 and acquisition synergies and remains on track to achieve its full-year target of $65 million.

The Company added 10 new locations through single shop acquisitions during the quarter.

Outlook

During the third quarter, Boyd continued to outperform the underlying industry volume and gain market share, supported by its scale and ongoing market densification strategy. Volume gains driven by the strength of the company’s performance and insurer relationships contributed to positive same-store sales growth during the quarter of 2.2%, complemented by a modest increase in total cost of repair.

Boyd estimates repairable claims volumes declined approximately 1–3% year-over-year in Q3 2026, which is consistent with our long-term planning assumptions.

In October 2026, same-store sales growth continued to be positive. Given the inherent monthly and quarterly variability, the Company evaluates same-store sales over longer periods and does not view any single period as indicative of sustainable market share expansion or multi-year strategic targets.

Project 360 and acquisition synergies are on track to deliver a further $15 million in the fourth quarter, elevating total projected savings to $65 million for 2026 and $140 million across the 2025–2029 period.

During the quarter, Boyd announced a normal course issuer bid and commenced share repurchases under the program. This initiative reflects our commitment to disciplined, returns-focused capital allocation. Boyd’s objective is to ensure that capital is consistently directed toward high risk-adjusted return opportunities, whether through growth investments in strategic or single-shop acquisitions, brownfield and greenfield start-up locations, investments in existing operations, debt reduction, share repurchases, dividends or other alternatives.

The Company expects to complete and open 11 start-up locations in the fourth quarter.

[1]

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios and are not standardized financial measures under International Financial Reporting Standards and might not be comparable to similar financial measures disclosed by other issuers. For additional details, including a reconciliation of each non-GAAP financial measure to its nearest GAAP equivalent, please see ”Non-GAAP financial measures and ratios” section of this news release.

2026 Third Quarter Conference Call & Webcast

Management will hold a conference call on Wednesday, November 11, 2026, at 8:00 a.m. (ET) to review the Company’s 2026 third quarter results. You can join the call by dialing 1-833-461-5787 or 1-585-542-9983; Conference ID: 902743145.

A live audio webcast of the conference call will be available at https://events.q4inc.com/attendee/902743145. An archived replay of the webcast will be available for 90 days on the Boyd Group’s website https://www.boydgroup.com.

About Boyd Group Services Inc.

Boyd Group Services Inc. is a Canadian corporation and controls The Boyd Group Inc. and its subsidiaries. Boyd Group Services Inc. shares trade on the Toronto Stock Exchange (TSX) under the symbol BYD.TO and the New York Stock Exchange (NYSE) under the symbol BGSI. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at https://www.boydgroup.com.

About The Boyd Group Inc.

Boyd Group Services Inc. (“BGSI”), through its operating company, The Boyd Group Inc. and its subsidiaries (“Boyd” or the “Company”), is one of the largest operators of non-franchised collision repair centers in North America in terms of number of locations and sales. The Company currently operates locations in Canada under the trade name Boyd Autobody & Glass and Assured Automotive, as well as in the U.S. under the trade name Gerber Collision & Glass. The Company is also a major retail auto glass operator in the U.S., under the trade names Gerber Collision & Glass, Glass America, Auto Glass Service, Auto Glass Authority and Autoglassonly.com. In addition, the Company operates a third party administrator, Gerber National Claims Services (“GNCS”), that offers glass, emergency roadside and first notice of loss services. The Company also operates Mobile Auto Solutions (“MAS”) in the U.S. and Volta Auto Diagnostics Ltd. (“Volta”) in Canada that offer scanning and calibration services. For more information on The Boyd Group Inc. or Boyd Group Services Inc., please visit our website at http://www.boydgroup.com.

Non-GAAP Financial Measures and Ratios

Same-store sales, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net earnings and Adjusted net earnings per share are non-GAAP financial measures and ratios, which are not standardized measures under International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures disclosed by other issuers. Boyd’s management uses certain non-GAAP financial measures to evaluate the performance of the business and to reward employees. These non-GAAP should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS, such as net earnings or sales in measuring the performance of Boyd.

The following is a reconciliation of Boyd’s non-GAAP financial measures and ratios used in this release:

SAME-STORE SALES

Same-store sales is a non-GAAP measure that includes only those locations in operation for the full comparative period. Same-store sales is presented excluding the impact of foreign exchange fluctuation on the current period

	Three months ended September 30,		Nine months ended September 30,
(thousands of U.S. dollars)	2026	2025	2026	2025
Sales	$1,012,719	$790,210	$3,023,047	$2,348,940
Less:
Sales from locations not in the comparative period	(209,464)	(3,433)	(641,171)	(17,922)
Sales from under-performing facilities closed during the period	—	—	—	(1,239)
Foreign exchange	924	—	(2,002)	—

Same-store sales (excluding foreign exchange)	$804,179	$786,777	$2,379,874	$2,329,779

ADJUSTED EBITDA

EBITDA represents an indication of the Company’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological age and management’s estimates of their useful life. EBITDA comprises sales less operating expenses before finance costs, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA is calculated to exclude items of an unusual nature that do not reflect normal or ongoing operations of BGSI and which should not be considered in a valuation metric or should not be included in an assessment of the ability to service or incur debt. Included as an adjustment to EBITDA are acquisition and transformational cost initiative expenses and fair value adjustments to contingent consideration and financial instruments which do not have a cash impact. These adjustments do not relate to the current operating performance of the business units but are typically costs incurred to expand operations as well as execute transformational plans. Acquisition and transformational costs include transaction costs in acquiring and integrating a business acquisition and other non-recurring costs related to the execution of Project 360. From time to time BGSI may make other adjustments to its Adjusted EBITDA for items that are not expected to recur. Management believes that in addition to net earnings and cash flows, Adjusted EBITDA is useful to readers to provide an indication of earnings from operations and cash available for distribution, both before and after debt management , productive capacity maintenance and non-recurring and other adjustments.

Adjusted EBITDA margin is a measure of operating profit that can be used to assess Boyd’s operational performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales.

	Three months ended September 30,		Nine months ended September 30,
(thousands of U.S. dollars)	2026	2025	2026	2025
Net earnings (loss)	$81	$10,845	$(6,554)	$13,630
Add:
Finance costs	32,331	18,751	93,166	54,606
Income tax expense	1,147	4,057	2,504	6,618
Depreciation of property, plant and equipment	29,197	22,319	83,989	64,713
Depreciation of right of use assets	42,964	31,998	128,676	95,412
Amortization of intangible assets	16,332	7,056	48,789	20,604

EBITDA	$122,052	$95,026	$350,570	$255,583

Add (deduct):
Fair value adjustments	3,107	(88)	1,642	(87)
Acquisition and transformational cost initiatives	6,958	3,428	38,222	17,201

Adjusted EBITDA	$132,117	$98,366	$390,434	$272,697

Sales	$1,012,719	$790,210	$3,023,047	$2,348,940
Adjusted EBITDA margin (%)	13.0%	12.4%	12.9%	11.6%

ADJUSTED NET EARNINGS

Adjusted net earnings means net earnings adjusted to add back fair value adjustments (non-taxable) and acquisition and transformational cost initiatives (net of tax). Commencing in the fourth quarter of 2025, and on a go-forward basis, the calculation of Adjusted net earnings also excludes amortization of intangibles arising on acquisitions. Amortization of intangible assets arising on acquisition is the result of the purchase price allocation on completion of an acquisition. There are no future capital expenditures associated with maintaining or replacing these intangible assets. Comparative periods have been restated to reflect this additional adjustment. BGSI believes that certain users of financial statements are interested in understanding net earnings excluding certain fair value adjustments and other items of an unusual or infrequent nature that do not reflect normal or ongoing operations of the Company. This can assist these users in comparing current results to historical results that did not include such items.

Adjusted net earnings per share means Adjusted net earnings, divided by our weighted average number of shares for the applicable period.

(thousands of U.S. dollars, except share and per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net earnings (loss)	$81	$10,845	$(6,554)	$13,630
Add (deduct):
Fair value adjustments (net of tax)	2,299	(65)	1,215	(64)
Acquisition and transformational cost initiatives (net of tax)	5,175	2,537	29,369	12,729
Amortization of intangibles arising on acquisitions (net of tax)	11,434	4,529	33,421	13,392

Adjusted net earnings (1)	$18,989	$17,846	$57,451	$39,687

Weighted average number of shares	27,835,225	21,467,917	27,833,856	21,467,770

Adjusted net earnings per share (1)	$0.68	$0.83	$2.06	$1.85

(1)	Comparative figures have been restated to conform with current period presentation

For further information, please contact:

Investor Relations

Boyd Group Services

ir@boydgroup.com

Caution concerning forward-looking statements

Statements made in this press release, other than those concerning historical information, may be “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws of the U.S. and Canada, respectively (collectively, “forward-looking statements”) and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words such as “may”, “will”, “anticipate”, “estimate”, “expect”, “intend”, “continue”, “will”, “project”, “target”, “plan”, “goal” or the negative thereof or similar variations.

The forward-looking statements in this press release include, without limitation, statements regarding: Boyd’s outlook and expectations regarding performance relative to industry peers; trends and industry conditions; execution of the Company’s growth strategy and outlook; progress on Project 360 initiatives; the Company’s financial metric goals, including for Adjusted EBITDA margin; growth opportunities presented by the Company’s increased scale, greater market density, expanded platform and fragmentation; the Company’s ability and expectations to open eleven start-up locations in the fourth quarter of 2026; execute on the pipeline of approximately eight to ten start-up locations per quarter; the Company’s ability to activate the stores in its development pipeline for 2026 and 2027; the Company’s expectations for continued acquisition activity and the Company’s ability to deliver sustained growth and value creation for shareholders and customers.

Forward-looking statements are subject to significant risks and uncertainties and are based on a number of assumptions and estimates. Forward-looking statements are based on certain assumptions and analyses made by Boyd concerning its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate. A number of factors could cause actual results, performance or achievement to differ materially from those discussed or implied in the forward-looking statements. Risks and uncertainties related to Boyd’s business include, but are not limited to, risks and uncertainties relating to: acquisition and new location risk; employee relations and staffing; operational performance; brand management and reputation; market environment change; reliance on technology; corporate governance; decline in number of insurance claims; low capture rates; supply chain risk; margin pressure and sales mix changes; economic downturn; changes in client relationships; environmental, health and safety risk; climate change and weather conditions; pandemic risk; competition; access to capital; dependence on key personnel; tax position risk; increased government regulation and tax risk; fluctuations in operating results and seasonality; risk of litigation; execution on new strategies; insurance risk; interest rates; U.S. health care costs and workers compensation claims; foreign currency risk; capital expenditures; public company costs; foreign private issuer status; differences in Canadian and U.S. corporate and securities laws; enforceability against foreign persons and of foreign judgments; intellectual property; and energy costs; and Boyd’s success in anticipating and managing the foregoing risks.

We caution that the foregoing list of factors is not exhaustive and that when reviewing our forward-looking statements, investors and others should refer to the “Business Risks and Uncertainties” section of Boyd’s Annual Information Form, the “Business Risks and Uncertainties” and other sections of our Management’s Discussion and Analysis of Operating Results and Financial Position and our other periodic filings with Canadian securities regulatory authorities and the SEC from time to time, available at www.sedarplus.ca and www.sec.gov. All forward-looking statements presented herein should be considered in conjunction with such filings. Readers are cautioned not to place undue reliance on such forward-looking statements, as actual results may differ materially from those expressed or implied in such statements.

The forward-looking statements in this press release reflect the Boyd’s current expectations, assumptions and/or beliefs based on information currently available, including with respect to such things as conditions in the collision and auto glass repair business, including weather, accident frequency, cost of repair, miles driven and available repairable vehicles; the Company’s ability to complete the integration of acquired businesses within anticipated time periods and at expected cost levels; the Company’s ability to achieve synergies arising from successful integration of acquired businesses; the impact of acquisitions on growth; the accuracy and completeness of the information (including financial information) regarding acquired businesses; the absence of significant undisclosed costs or liabilities associated with acquisitions; the successful implementation of margin improvement initiatives; the future performance and results of our business and operations; general economic conditions, industry forecasts and/or trends, the government and regulatory environment and potential impacts thereof. Although the Company believes the expectations reflected in these forward-looking statements and the assumptions upon which they are based are reasonable, no assurance can be given that actual results will be consistent with those expressed or implied in such forward-looking statements, and they should not be unduly relied upon. There can be no assurance that such expectations and assumptions will prove to be correct. The forward-looking statements contained in this presentation describe the expectations of the Company as of the date of this press release. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

SOURCE Boyd Group Services Inc.